UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 July 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

European postal companies call for complete liberalisation in 2009 and modernisation of universal service, 17 July 2006

NRG Group UK Ltd renews contract with TNT Logistics UK, 18 July 2006

Invitation: TNT’s 2006 Q2 & Half Year results, 18 July 2006

17 July 2006

European postal companies call for complete liberalisation in 2009 and modernisation of universal service

Chief Executive Officers of national postal companies in the Netherlands, Sweden, Finland and Germany have started a joint initiative for a complete opening of the postal markets in Europe by 2009. In a policy paper addressed to Internal Market Commissioner Charlie McCreevy, CEOs Peter Bakker (TNT), Erik Olsson (Posten AB), Jukka Alho (Finland Post Corporation) and Klaus Zumwinkel (Deutsche Post World Net) plead for a sustainable postal sector in the next decades that should be realised by a complete market liberalisation by 2009 and the modernisation of the universal service.

The joint initiative of the four postal companies has been started against the background of the Commission's present preparation of the third EU Postal Directive. Before the end of 2006, concrete proposals of the European Commission for the future regulation of the postal sector are expected. The initiative aims to encourage the European Commission to support a deadline for complete liberalisation by 2009. The deadline provides an important opportunity to create a sustainable economic framework ensuring the diversity of postal products and services, innovation and efficiency. Beginning in the 90s the gradual and controlled approach of liberalisation has allowed for a smooth transition towards competition in many EU member states. This approach has resulted in a significant improvement of quality and efficiency levels. Thus there is no need for a further prolongation of the transition process, the companies argue.

Parallel to the opening of the postal market, a modernisation of the universal service is overdue. It needs to be adapted to the communication requirements of today. Electronic means of communication like mobile telephony, email, internet and SMS have significantly changed communication behaviour. Moreover, business customers who count for about 85 percent of the mail market do not need a protection by a universal service regulation. They are better served by an open and competitive market. Therefore, the universal service should instead be targeted at securing the interests of private and smaller business customers.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported EUR 10.1 billion in revenues (EUR 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

Posten AB

Posten connects people and organizations around the world by delivering mail promptly, reliably and cost-effectively. We drive value creation by combining conventional postal services and convenient electronic solutions, and integrating these services into customer businesses. With approximately 4,000 retail service outlets, we provide daily service to 4.5 million homes and 900,000 businesses in Sweden. Every day we handle close to 20 million pieces of mail. With sales of over SEK 25 billion and roughly 30,000 employees, the group is one of the largest in Sweden. The group's parent, Posten AB (publ), is wholly owned by the Swedish Government. For more information, please visit our website at www.posten.se.

Finland Post

Finland Post Group is an intelligent logistics services company offering services for delivery, information logistics and material logistics. With a staff of around 24,000 and operations in nine countries it posted a consolidated net turnover of EUR 1.35 billion in 2005. The group's operations are organised into three business groups. Messaging provides letter, magazine/newspaper and direct-mail services in Finland. Finland Post has only nationwide delivery network in Finland, enabling to reach every Finnish consumer, company or other organisation. Operating under the name of Itella, Information Logistics provides solutions for digitising communications, ranging from digital printing, data management and e-service transaction services to direct marketing services offered to companies and other organisations. Logistics provides comprehensive services from consulting to contract logistics, including transport services, warehousing and terminal services, forwarding and customs clearance services as well as IT solutions. For more information please visit website at www.posti.fi

Deutsche Post World Net is the world's leading logistics group.

Its integrated Deutsche Post, DHL and Postbank companies offer tailored, customer-focused solutions for the management and transport of goods, information and payments through a global network combined with local expertise. Deutsche Post World Net is also the leading provider of Dialog Marketing services, with a unique portfolio of efficient outsourcing and system solutions for the mail business. The Group generated revenue of 56 billion euros in 2005. With currently some 500,000 employees in more than 220 countries and territories Deutsche Post World Net is one of the biggest employers worldwide. More information on www.dpwn.com.

Towards a Sustainable Postal Sector

Liberalisation of post and modernisation of the universal service are key for innovation, choice and consumer protection

Liberalisation should take place throughout the European Union by 2009

The liberalisation of the European postal markets began in the early 90s, with the 1992 green paper as its first milestone. The gradual and controlled approach of liberalisation has allowed for a smooth transition to competition. It has provided the public postal operators with the opportunity to modernise and prepare for liberalisation while maintaining what has traditionally been considered as a universal service in an increasingly competitive environment.

Looking ahead, the 2009 deadline for the completion of the Internal Market for postal services, as envisaged by the 2nd Postal Directive of 2002, seems fair and reasonable. Liberalisation provides the unique opportunity:

o	to establish a modern universal service that better reflects the communications requirements of today’s economy and protects the consumer while
o	fully reaping the benefits that a competitive market can offer in terms of choice, innovation and efficiency.

Completing the Internal Market for post will stimulate efficiency, quality and innovation without compromising a modern universal service. It will therefore provide a sustainable future for the postal sector.

1.	A modern universal postal service should reflect communication and market developments

The definition of the universal service provided by the first Postal Directive of 1997 was largely based on the traditional service offering of the Member States’ public postal operators up until that time.

European societies have undergone significant changes since then. The last ten years in particular have seen a rapid growth in electronic communications that has considerably impacted the communication behaviour of both individual citizens and the business world. The universal service therefore needs to be modernised to reflect the new role of postal services within the much wider context of communication, including media such as the Internet, e-mail, mobile communication, etc.

Developments in the market have also led to a need for modernisation of the universal service. The guiding question is who is in need of a particular protection by a universal service regulation. A modern universal service regulation should protect consumers and smaller business customers, where a risk remains that the market alone will not deliver services as required.

Business mailers (who account for more than 85 % of the mail market) will be best served in terms of prices and quality of service by an open and competitive market. Competition will drive service providers to respond to customers more effectively than a `one size fits all´ universal service can.

Moreover, the definition of the universal service should specify the required service levels enabling sufficient flexibility in the way these services are provided.

2.	A modern universal service is compatible with a liberalised market

The universal postal service has been guaranteed by the reservation of certain services to universal service providers. A key question arising from liberalisation is how the universal service should be financed in the absence of a reserved area. A redefinition of the universal service obligation in terms of the protection of consumers and smaller business mailers will reduce the problem of financing. If universal service providers are given sufficient flexibility to fulfil their obligation in a most efficient and innovative manner, then external financing of the universal service obligation may not even be needed.

Should a universal service deficit nevertheless arise, funding should be provided in such a way that fair competition is respected and the market is not distorted. If funding is sought from the sector itself, all service providers that are active in the market concerned should be required to contribute to the financing of the deficit.

3.	`Light is right´ in a liberalised postal market

`Better regulation´, one of the cornerstones of the reinvigorated Lisbon strategy, means `less regulation´ first and foremost. Sector-specific regulation should only be considered if it is absolutely necessary and proportionate in order to solve problems that cannot be addressed by general competition law. To ensure that both consumers and smaller business customers are served in a socially and economically acceptable manner, they can be protected by a light-handed universal service regulation if the market does not serve them adequately.

Given the economics of postal markets, sector-specific regulation going beyond consumer protection cannot be justified. Regulation should not replace market decisions. On the contrary, such regulation risks the distortion of competition. Regulated access, for instance, may produce more providers of postal services, but does not necessarily lead to more sustainable choice for customers. Such real choice in the postal market can only be guaranteed by end-to-end competition.

4.	Liberalisation and competition will support sustainable employment

The postal sector is going through a period of significant change that also has an impact on employment. Modernisation and automation of production processes, substitution of post by electronic forms of communication and limited economic growth all contribute to a reduction of the employment that has been generated by traditional postal operations.

Only efficient service providers will be in a position to meet customers’ demand in an optimal way. This means that liberalisation should be an opportunity to retain and create employment in the postal sector. Innovation will compensate at least partly for the loss of jobs in traditional postal segments by creating new employment opportunities in innovative product lines and new businesses.

Conclusion

Liberalisation and innovation provide the answer to the challenges the sector is facing and can secure a sustainable future for postal operations in the wider communications sector.

Brussels, July 2006

18 July 2006

NRG Group UK Ltd renews contract with TNT Logistics UK

NRG (Nashuatec, Rex-Rotary and Gestetner), a Ricoh company, has renewed its UK distribution contract with TNT Logistics for a further five years. The companies have worked in close partnership for 14 years.

"TNT Logistics continues to work with us proactively, delivering efficiencies to our constantly evolving business," says Kevin Quinlan, Commercial Manager, NRG Group UK Ltd. "They delight our customers with a high-quality service that matches our products."

TNT Logistics' two-person crews carry out deliveries and installations of advanced digital office machinery from a national distribution centre in Wellingborough, Northants, to NRG's customers and dealers throughout the UK and Ireland.

NRG's product range includes advanced digital mono and colour copiers and printers, multi-functional devices, laser printers in both colour and mono, copy printers and wide format printers.

About 50 people work on the contract and planning the delivery process includes contacting NRG's customers prior to making a delivery. Deliveries equate to 1,000 moves per week. A move includes a delivery and installation, a return, or the relocation of a machine at a customer's premises.

The delivery process includes unpacking the machines, removal of packaging, and the set-up and demonstration of over 95% of products. The physical process may involve using specialist equipment such as stair walkers and, in some cases, it includes the management of crane deliveries and road closures.

New vehicles, complete with internal padding and air suspension, will be introduced to the operation in October. The fleet will be a combination of rigid and articulated vehicles.

Andy Fitt, Managing Director Operations, TNT Logistics UK, says: "We are delighted that after a very thorough competitive tender process NRG has renewed the contract yet again with TNT Logistics. We are very proud of our long-standing relationship with NRG."

Chris Bird, National Service and Logistics Operations Manager, says: "I am delighted to continue the working relationship with TNT Logistics, especially with the increasing emphasis in our market on the supply chain. By working together with TNT, we have opportunities to further reduce capital employed in the order-to-delivery process, whilst maintaining a customer focused and efficient delivery process."

NRG's business has experienced significant organic growth in recent years, especially since the integration in 2005 of Lanier, a subsidiary of Ricoh.

TNT Logistics UK

TNT Logistics UK Limited, www.tntlogistics.co.uk, is a business unit of TNT Logistics, a leading global logistics company. TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion.

18 July 2006

Invitation: TNT’s 2006 Q2 & Half Year results

Ladies and Gentlemen,

TNT will announce its 2006 Q2 & Half Year Results before the opening of the Euronext Amsterdam stock exchange on Monday 31 July 2006. On behalf of the Board of Management it is our pleasure to invite you to attend the presentation at our Corporate Head Office in Hoofddorp, The Netherlands. The details are as follows:

Date: Monday 31 July, 2006

Venue: TNT Corporate Head Office - Neptunusstraat 71, 2132 JG Hoofddorp *Building 2

*when facing the main entrance, Building 2 is on the left (see following link for directions) http://group.tnt.com/home/contact/routedescription/index.asp

Hosts:

Peter Bakker, Chief Executive Officer

Henk van Dalen, Chief Financial Officer

Mike Richardson, Director Investor Relations

Programme:

13:30 - Registration

13:30 - Powerpoint presentation will be available for downloading via: http://group.tnt.com

13:55 - Video webcast link / conference call - dial in # +31 (0)20 531 5854

14:00 - Presentations / simultaneous broadcast via: http://group.tnt.com

- Questions and Answers

15:30 - End of programme

Transportation:

The TNT shuttle bus will be available for transportation to and from Schiphol Airport. This will be parked under the large video screen in front of the main airport concourse. Please indicate on the reply form if you wish to make use of this service.

Requirements:

To view or listen to the audio webcast a Windows Mediaplayer plug-in is required. If you do not have this installed on your computer, or if you need to upgrade from an earlier version of Windows Mediaplayer, you can download it from the Microsoft Windows Mediaplayer website at:

http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

PLEASE COMPLETE AND RETURN BEFORE, MONDAY 24 JULY 2006 TO:

FAX NUMBER: (+31) (0)20 5007515 OR E-MAIL: kathryn.campbell@tnt.com

Name:

Company:

Telephone:

Fax number:

E-mail:

YES,	I will attend the meeting in person	NO,	I will not attend

YES,	I will require a place on the TNT shuttle	Arrival time
Please remove my name from the mailing list

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 19 July 2006